UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the Month of November 2005

Harmony Gold Mining Company Limited

Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



HARMONY™
REVIEW FOR THE QUARTER ENDED 30 SEPTEMBER 2005

QUARTERLY HIGHLIGHTS

- Free State restructuring mostly complete.
- National Union of Mineworkers and management agree to re-establish co- operative relationships.
- Decrease in cash operating profit to R119 million from R185 million in the June Quarter.
- Cash operating costs increase to R85 718/kg versus R80 444/kg in June 2005.
- Construction of access road to Hidden Valley underway.
- Two year wage agreement reached after five day gold industry strike.

QUARTERLY FINANCIAL HIGHLIGHTS

	30 September 2005	30 June 2005 (restated)
Cash operating profit		
– Rand	119 million	185 million
– US$	18 million	29 million
Cash earnings		
– SA cents per share	30	47
– US cents per share	5	7
Basic loss		
– SA cents per share	(82)	(283)
– US cents per share	(13)	(44)
Headline loss		
– SA cents per share	(86)	(94)
– US cents per share	(13)	(15)
Fully diluted loss		
– SA cents per share	(82)	(283)
– US cents per share	(13)	(44)
Gold produced		
– kg	19 219	19 886
– oz	617 902	639 346
Cash costs		
– R/kg	85 718	80 444
– $/oz	410	390

TABLE OF CONTENTS

CHIEF EXECUTIVE'S REVIEW - SEPTEMBER 2005

Dear shareholder

We continue to make good progress in all areas of our business, although it might not reflect in the operational performance of the company at this time. The past 18 months has been a difficult period, during which we undertook a number of initiatives:

- initiating the restructuring of our operations to deal with a low R/kg gold price environment. This process, which started in April 2004, has had its hiccups and the time required for the conclusion thereof went way beyond what was anticipated at the commencement of the process. During August 2005, we managed to conclude the process, and for the first time in more than a year, we are looking forward to a normalised operating environment. We have always valued our relationship with the various unions and have initiated processes to re-establish a co-operative relationship.

- the placing of a number of shafts on care and maintenance as part of our restructuring initiatives, has also been completed. We have significantly reduced the number of our employees and stopped the mining of unprofitable reserves to enhance our cashflows. To date we have not seen the planned higher volumes and recovery grades. The benefit of being able to increase the volumes from our profitable shafts, through CONOPS and the higher gold price, will begin to show during the December 2005 quarter.

- our focus on delivering our growth projects remains. Some shareholders and analysts have expressed their concern regarding our ability to fund our growth plans, and we have noted them. We do however recognise the value and contribution that these projects will make to our future cost structure and production profile. Harmony is in a transformation phase, from a previously marginal producer to one with high margin, quality assets. These assets will provide a solid phase from which we will continue to create value for our shareholders.

- the company was ideally structured to facilitate the restructuring phase, which is now completed. The management structure has now been streamlined for the recovery phase. All of our South African operations are consolidated under the focus of one integrated management team.

  The future of Harmony is dependent upon our ability to deliver on projects and a comprehensive and professional structure has been put in place company wide under the guidance of our most experienced engineers and managers.

As your management team we have never blamed external factors for underperformance. We have now addressed the impact of the external factors and remain committed to deliver on our promise to make Harmony a high margin, quality operation!

Bernard

SAFETY REPORT

Safety achievements during this quarter:

Mine	Fatality free shifts achieved	Date
Bambanani	500 000	1 August 2005
Masimong 5	500 000	20 August 2005
Kalgold	1 000 000	31 August 2005

Joel Mine was awarded the Department of Mineral and Energy's Mine Health and Safety Council's Safety Achievement Flag.

Despite the retrenchment environment impacting on the work and safety environment, our teams remain focused on reaching their safety objectives. Our LTIFR increased marginally from 16,53 in June 2005 to 16,99 in September 2005. SLIFR at 30 September 2005 was 379 compared to 395 reported in June 2005, a 4% improvement.

Fatality injury rate (per million hours worked)



Five employees lost their lives in five separate incidents during the past quarter at our South African operations. Harmony Australia had no fatalities or serious incidents during the period under review.

CAPITALISING OUR MINE DEVELOPMENT COST

Harmony has changed its accounting policy on the capitalisation of mine development costs.

This change has the following benefits:

- Harmony better aligns its policy with those of its global industry peers.
- It allows for a more direct link between revenue and associated expenditure.
- Harmony would be able to institute systems that would allow the shaft teams to make better business decisions.
- All development that provides access to proven and probable reserves is capitalised.
- Development, which is purely for exploration purposes, is considered to be a working cost.
- Development that previously qualified as capital is still regarded as capital.

Effect of the change

- There is a direct impact on the operating cost profile of the company. The operating cost of Harmony was reduced by R136 million for the September 2005 quarter. This equates to 8% of total cost or R7 075 per kilogram. Capital expenditure has increased with a similar amount, as indicated in the capital expenditure table on page 6 (June 2005: R140 million/ R7 017 per kg).
- The capitalised cost will be amortised over the estimated life of the proven and probable reserve to which it gives access.
- Information on the restatement of our financial results for the quarter ending June 2005 as well as the corresponding period, i.e. September 2004 has been included in the financial section.

FOCUS ON OUR GROWTH PROJECTS REMAINS

Despite the harsh financial and operating conditions encountered, the company has remained focused to complete and implement its growth strategy. Accordingly expenditure on the local and international growth projects continue as planned. In the past quarter R140 million was spent on project capital and a further R226 million on operational capital. Good progress continues to be made at our Phakisa, Masimong, Tshepong, Elandsrand New Mine and Doornkop South Reef projects locally. Construction of our Hidden Valley open pit mine in PNG got underway during the quarter with the main access road being upgraded to allow project activity to increase.

Capital expenditure

Capital expenditure (R million)		
OPERATIONAL CAPEX	**Actual September 2005**	**Forecast December 2005**
South African operations	163	165
Australasian operations	63	52
Total operational Capex	**226**	**217**
PROJECT CAPEX		
Doornkop South Reef	35	36
Elandsrand New Mine	28	26
Tshepong North Decline	11	12
Phakisa Shaft	45	47
Target Shaft	13	11
PNG	8	13
Total Project Capex	**140**	**145**
Total Capex	**366**	**362**

Harmony remains the only local gold mining company that continues to develop several new mines in the country. At the time of our June 2005 quarterly results presentation, a budget for R1 552 million for the financial year 2005/2006 was presented. We do not anticipate that the budget will be exceeded.

Cash position – investing in our future

Harmony continues to invest in its growth projects in South Africa and PNG. In the past quarter our cash balance declined from R1 830 million to R971 million. Our operating contribution of R119 million was offset by R938 million spent on capex, corporate overheads and exploration, financing charges and working capital movements.

Harmony cash reconciliation for the three-month period July 2005 to September 2005

Cash and equivalents on 30 June 2005 (R million)	**1 830,4**
Operational	**(560,1)**
Operating profit	118,8
Capex	(229,5)
Development cost capitalised	(136,5)
Corporate/exploration expenditure	(74,0)
Interest paid	(96,4)
Employment termination, restructuring and care and maintenance cost	12,9
Other items	5,5
Movement in working capital	(160,9)
Other	**(299,5)**
Net sundry revenue	33,2
Foreign exchange profits	20,0
Avgold hedge payments (last payments due in December 2005)	(58,1)
Partial repayment of 2001 bonds	(294,6)
Cash and equivalents on 30 September 2005	**970,8**

At 30 September 2005 Harmony had investments of R4.7 billion, which includes its investments in trust funds (R1,2 billion), listed investments (R3.4 billion), including Gold Fields (R2.5 billion) and African Rainbow Minerals (R0.9 billion) and unlisted investments of R0.1 billion. The R535 million difference in valuation of the listed investment, quarter on quarter, has been reflected in the fair value reserve, which is included in equity.

Progress on Growth Projects

The detail of the South African brownfields growth projects are discussed under the various shaft sections. As the projects in PNG are greenfields in nature and do not contribute to current production ounces, they are discussed under this section.

Hidden Valley Project

Regulatory approvals

All the required statutory approvals to commence with the Hidden Valley project in PNG have now been obtained. At an official signing ceremony in Wau on 5 August 2005 the Mining Lease, Memorandum of Agreement and various compensation agreements for the project and road were signed. An Environment Management Plan is to be submitted to the Department of Environment in the December quarter. (The submission of an EMP is a requirement of the Mining Lease and needs to be approved by the Department of Environment prior to the commencement of site work.)

Access road to mine site

Work has commenced on the construction of the Hidden Valley access road to site from the town of Bulolo. Harmony has contracted a road construction manager and a core of operators with extensive PNG road building experience. The total cost of building the road is estimated to be A$16.4 million. Should all the road building equipment be disposed of after road construction and the buy back option utilised, the net outflow will be A$8.8 million.



The route which was chosen accesses the proposed mine site from the town of Bulolo and makes use of old logging roads for a large portion of the way.

Road building will consist of four phases, namely pioneering, bulk out, finishing and crushing. The pioneering crew will push out ahead and locate suitable routes through heavily forested areas and steep areas. Currently it is scheduled that the pioneering crew reaches the proposed mine site by March 2006. At that stage the site should be accessible to other construction equipment and major construction earthworks will be able to commence.

The bulk out crew will follow the pioneering crew and do the majority of earth moving for the road. After the bulk earthworks for the road has been completed the finishing crew will do the culverts and drainage that is required, before the crushing crew completes road construction. The current estimates indicate that total road construction will take 11 months to complete up to final design specifications, and require the movement of 1.7 million cubic metres of earth.

Feasibility update and execution plan

The process of updating the feasibility document and compiling the project execution plan is progressing well. Senior staff members from Australia and South Africa have been dedicated to the process, and where required, consultants appointed to ensure that the appropriate level of detail and engineering is incorporated in the final feasibility document and execution plan. This document will include updated cost estimates, as well as a realistic construction timeline. Work to date has not indicated any significant changes to the project, or cost increases.

Various options and initiatives are currently being considered to further optimise the economics of the project and to reduce the construction time line.

Regional exploration on the Mining Lease

Additional exploration is being carried out on the granted mining lease area. Detailed geological mapping of the Yafo prospect has been completed, which indicates that mineralisation extends over 1 kilometre in a low angle northeast trending southeast dipping shear zone, with widths ranging from 1.5 to 10 metres. We are awaiting the analytical assay results on these samples.

The necessary fieldwork has also been completed before drill target generation on the Bulldog prospect, where five trenches totalling 510 metres were completed and 372 samples taken, the analytical assay results which are still outstanding.

During the next quarter a grade control program will be implemented over the Hamata pit area. The aim is to potentially establish the amount of ore feed from the oxide zone, refine the geological model and in doing so increase the Hamata ore reserves.

Project funding and financing structures

Commercial terms were obtained from various South African and Australian banks to potentially fund the mining fleet. The submitted terms proposed as well as the financial impact of these proposals will be considered during the December quarter, when a recommendation will be made to the board on which options to pursue.

The potential equity funding structure by Harmony for the project was investigated to ensure that this is structured in such a way that it optimises cash flow for Harmony and is tax efficient in the various tax jurisdictions. Once the various tax advisors have signed off on the proposed structure it will be submitted to the board for approval.

Future Activities

A component of critical economic importance to the project is the ability to obtain power from PNG's national power supplier, PNG Power Limited. Discussions will continue with the aim of implementing a Heads of Agreement that sets out the key commercial terms of the contract.

The results of various technical studies and reports will be incorporated into the feasibility document during the December quarter, and the final mining schedule will be compiled based on the signed off geological model, plant specifications and throughput rates as well as physical constraints imposed by the terrain.

Wafi-Golpu Pre-Feasibility Study

Detailed planning for the commencement of the pre-feasibility study at a cost of A$8 million commenced late in July 2005. The study scope was defined and split into major category areas including geology, geotechnical, mining, metallurgy, environmental, infrastructure, community and external relations and marketing. The study is due for completion in December 2006, however this date is depending on data and information collected and analysed as the study progresses. It is likely that the direction of the study, and subsequently the final mining plans, will change as more detailed project information is collected.

The pre-feasibility study will investigate all aspects of construction and operation of a mine at Wafi to a ±15 – 20% level of confidence, with much of the study work reliant on the completion of the drilling program. The Golpu Copper Gold porphyry deposit, and the high grade Wafi Link zone gold deposits will be the major focus of the study, however the viability of the Wafi A and B zone ore bodies will also be considered. Part of the early studies will be to identify additional drilling data requirements in the Wafi link zone area and additional holes will be planned if necessary.

At present, Wafi with a gold mineral resource of 6,0 Moz(69,5 Mt at 2,70 g/t) consists of the following identified ore zones:

- Golpu   – 95Mt at 1.45% Cu, 0.65g/t Au
- Wafi Link Zone   – 6Mt at 7g/t Au
- Wafi B Zone   – 39.8Mt at 2.45g/t Au
- Wafi A Zone   – 18.9Mt at 1.72g/t Au

Contracts for diamond drilling, geotechnical consulting, environmental studies and road upgrade have been awarded and work associated with all of these contracts has commenced. A brief description of the work to be completed under these contracts is given below:

Golpu mining considerations

A scoping study concerning the mining of the Golpu Cu/Au resource was completed early in 2004 and the major mining risk was identified as being geotechnical risk. The most likely mining method for Golpu is block caving, and as such, detailed understanding of the rock mass in terms of geotechnical properties is critical. Block cave mining involves large capital investment for mine development prior to production and as such a high level of confidence in the feasibility of the method is required.

Golpu drilling program

The primary benefit from the drilling will be the collection of geotechnical and hydrological data for the Golpu resource. The data will be utilised for assessment of rock mass capability, as well as construction of geotechnical domain models, preliminary hydrological models and three dimensional structural models. All of the data collected will assist in mine design for the resource. In addition to collection of geotechnical data, core collected during drilling will be assayed so that resource model confidence is increased (holes have been designed to maximise the possibility of expansion of the resource) and samples will be utilised for metallurgical test work.

The Golpu drilling will give a pre-feasibility level of confidence for the geotechnical aspects of the resource, however it is likely that additional infill drilling will be required if the project proceeds to full feasibility. The drill program will be continuously reviewed and modified to minimise the effect of any issue that arises and is planned to be completed by the end of May 2006.

Golpu Geotechnical Consultancy Agreement

Mining consultancy SRK Consulting has been awarded the contract to oversee the geotechnical data collection and to assist in creating structural, geotechnical domain and lithological models. The models and other data produced by SRK during this phase of the work will be utilised in the mining studies to be undertaken once drilling is completed.

Environmental Consulting Agreement

Environmental works for the project have been awarded to Enesar Consulting. Enesar was responsible for the completion of the Hidden Valley Environmental Impact Statement (EIS) and also have ongoing work at Hidden Valley.

Environmental Work Programme

Initial work, to commence in the current quarter, will involve the setting up of stream monitoring stations and standard measuring procedures and production of an Environmental Inception Report (EIR). The EIR is required to meet PNG environmental department's requirements for new projects.

All data to be collected for environmental studies is required for the completion of the EIS, which must be completed and approved prior to granting of a mining lease. It is planned to prepare the EIS if the project is advanced to full feasibility level. A pre-feasibility level environmental study document will be prepared and included with the final pre-feasibility study document.

Wafi site infrastructure

A road upgrading contract has been awarded. Road works are required to ensure that the transport of drilling consumables and personnel is possible under most weather conditions. While work on the road is estimated to cost up to A$200,000, it is expected that savings in helicopter costs, well in excess of that figure, will be made over the life of the project. Road works will assist Wafi regional exploration drilling as well as the pre-feasibility study. With a number of regional targets in the area, the benefits of the road works will be realised for a considerable time to come.

Metallurgical test work

As Wafi gold ore is highly refractory, one of the major challenges of the project will be to identify economical ore oxidation/extraction methods.

The use of Bio Oxidation techniques is being investigated, and initial test work has begun. There are several alternative oxidation methods available, all of which will be investigated, and if suitable, tested for use with Wafi ore. Petrological work further identifying gold associated pyrite minerals with the aim of improving flotation recovery will also be undertaken.

Additional work will also be completed for Golpu ore, with the emphasis being on confirmation of results produced by previous project owners, improvement of flotation recovery, exclusion of arsenic from concentrate and improvement of Gold recovery. Golpu metallurgical testing is due to commence in January 2006.

Regional exploration

A successful drilling program at Nabonga returned the following results:

- 5m at 6,54 g/t Au from 11m
- 7m at 2,30 g/t Au from 143m
- 3m at 3,99 g/t Au from 185m

Drilling has commenced this quarter at Moa Creek and Wafi extensions.

Australia – disposing of our 50% stake in the Burnside Joint Venture

Harmony announced that we had reached agreement with Northern Gold NL on the divestment of its 50% stake in the Burnside Joint Venture for a consideration of A$24 million or R117 million. In terms of the agreement Northern Gold will purchase Harmony's sole purpose subsidiary which holds Harmony's interest in the Burnside JV and the management entity thereof.

The purchase consideration of A$24 million (plus replacement of a A$1 million performance bond) is payable in tranches comprising:

- a non-refundable deposit of A$0.25 million;
- a cash payment of A$4.0 million and an issue of A$5.0 million of shares (20 million Northern Gold shares) on completion (within six months) and the replacement of a A$1.0 million performance bond;
- a cash payment of A$5.0 million and the issue of shares to the value of A$4.4 million (at an issue price equal to the higher of A$0.25/share and the prevailing 30-day volume weighted average market price) six months after completion; and
- a cash payment of A$5.35 million payable 18 months after the completion date.

The transaction is subject to normal regulatory approvals that accompany such transactions.

THE PAST QUARTER IN REVIEW

Harmony's cash operating profit decreased by R66,1 million from R184,9 million in June 2005 to R118,8 million in the September period. Production declined by 3% to 617 902 oz quarter on quarter mainly due to five shifts being lost during the industry wage strike and cash operating costs increased by 7% to R85 718/kg. In US$ terms, cash costs increased by 5% to US$410/oz. Unit revenues increased by 2% from R89 711/kg to R91 888/kg in September as a result of both the weaker Rand and the higher gold price.

The performance of the company is best highlighted in the following table:

		30 September 2005	30 June 2005 (restated)	Percentage variance
Production	– kg	19 219	19 886	(3)
Production	– oz	617 902	639 346	(3)
Revenue	– R/kg	91 888	89 711	2
Revenue	– US$/oz	440	435	1
Cash cost	– R/kg	85 718	80 444	(7)
Cash cost	– US$/oz	410	390	(5)
Exchange rate	– US$/ZAR	6,50	6,41	1

Operationally the quarter was characterised by the impact of the five-day industry strike and the ongoing restructuring of the Free State region. From an operational perspective the December quarter is expected to be the first normalised quarter in more than a year.

Impact of the four-day gold industry strike by the National Union of Mineworkers

The net cost of the strike, that took place over the four days from 8 to 12 August 2005, totalled R60,5 million.

The breakdown was as follows:

Impact on production

M^2 mined		35 170
Tonnes milled		176 487
Recovery grade	g/t	5,86
Kilograms lost		1 034
Revenue loss	R million	94,1
Cost savings	R million	33,6
Net cost of strike	**R million**	**60,5**

Due to a different wage agreement being in place, our Target operations were not affected. The operations most affected were Elandsrand, Tshepong and Evander 7 Shaft, which lost R14,1 million, R12,6 million and R6,3 million, respectively.

Following the implementation of our restructuring initiatives throughout the company and more especially the Free State over the past 18 months, both the National Union of Mineworkers and management concluded that there was a need to re-establish co-operative relationships.

At a bosberaad held between the parties a newly constituted "Harmony Leadership Forum" was formed. It was agreed that four working groups would be created to look at the issues which were identified as undermining relationships between the two parties and attempt to resolve them.

The task of the working groups would be to analyse problems and generate solutions which will be taken back to the Harmony Leadership Council for negotiation and agreement.

Month by month operational analysis

The impact of the gold industry strike and implementation of the restructuring initiative at our Free State operations is best reflected in the month by month analysis of the company's performance:

Month ended	30 September 2005	31 August 2005	31 July 2005
Tonnes milled ('000)	1 626	1 427	1 547
Kg's	7 154	5 743	6 322
R/kg costs	77 734	93 952	87 258
R/tonne costs	342	378	357
US$/oz costs	372	450	418

During September 2005, the company managed to decrease working costs in R/kg terms to below R78 000/kg. This trend is expected to continue as operations normalise during the December quarter.

Restoring our operating profit margins

	September 2005	June 2005 (restated)
Cash operating profit (R million)	118,8	184,9
Cash operating profit margin (%)	6,7	10,0

South African underground working costs increased from R1 340 million in the June 2005 quarter to R1 391 million in the September 2005 period.

On a group basis, working costs increased by 3% or R47,7 million from R1 599,7 million to R1 647,4 million.

A quarter on quarter cash operating profit variance analysis

Cash operating profit – June 2005	R184,9 million
– volume change (tonnes)	(R42,9) million
– working cost change (%)	(R47,7) million
– recovery grade change (g/t)	(R16,1) million
– Rand gold price change (R/kg)	R40,6 million
Net variance	**(R66,1) million**
Cash operating profit – September 2005	**R118,8 million**

Analysis of earnings per share

Earnings per share (SA cents)	Quarter ended 30 September 2005	Quarter ended 30 June 2005 (restated)
Cash earnings	30	47
Basic loss	(82)	(283)
Headline loss	(86)	(94)
Fully diluted loss	(82)	(283)
Adjusted headline loss*	(63)	(94)

* Excludes all unrealised gains/(losses) in financial instruments as well as the tax implications

Reconciliation between basic and headline loss

Headline earnings in cents per share (SA cents)	Quarter ended September 2005
Basic loss	(82)
Profit on sale of mining assets	(4)
Headline loss	**(86)**

Cash earnings for the year to date total 30 cents per share. Fully diluted loss per share for the financial year to date totals 82 cents per share.

QUARTERLY OPERATIONAL REVIEW

Operational highlights were as follows:

- Tshepong continues to perform well, with benefits from CONOPS expected in the December quarter.
- Randfontein's Cooke shafts recovery is underway.
- Leveraged operations deliver increased production.

A quarter on quarter operating profit analysis of the various operations is as follows:

Operations	30 September 2005 (R million)	30 June 2005 (R million) (restated)	Variance (R million)
Quality ounces	127,7	186,9	(59,2)
Growth projects	1,8	2,5	(0,7)
Leveraged ounces	(45,8)	(71,9)	26,1
Surface operations	5,5	27,0	(21,5)
Total South Africa	**89,2**	**144,5**	**(55,3)**
Australasian operations	29,6	40,4	(10,8)
Total	**118,8**	**184,9**	**(66,1)**

A detailed analysis of the operations is as follows:

Quality ounces – turnaround at Target underway

Includes the following shafts: Target, Tshepong, Masimong, Evander and Randfontein's Cooke Shafts

		30 September 2005	30 June 2005 (restated)
U/g tonnes milled	('000)	1 464	1 508
U/g recovery grade	(g/t)	5,96	6,02
U/g kilograms produced	(kg)	8 719	9 073
U/g working costs	(R/kg)	76 896	69 419
U/g working costs	(R/tonne)	458	418

Operating profits at these operations decreased from R186,9 million to R127,7 million in the September quarter. Volumes were negatively affected in part due to the industry wage strike and to lower underground volumes at Target. Total working costs increased by 6% to R670,5 million compared to the R629,8 million reported in the June 2005 period.

As part of the National Union of Mineworkers agreement signed on 19 July 2005, CONOPS was re-implemented at Tshepong and Bambanani mines which will increase volumes at these operations. The implementation of CONOPS at Masimong 5 is planned to commence during the December 2005 quarter.

Target continued to battle with flexibility, machine availability and grade issues in the September quarter. Although tonnage milled decreased from 203 000 tonnes in the June quarter to 168 000 tonnes in September the recovered grade increased from 4,5 g/t to 6,6 g/t. Operating costs decreased by 3% from R75 608/kg to R73 168/kg.

The situation at Target has improved significantly. The mine is in a good position with grade flexibility in the short to medium term. This enabled the increase in production in the higher grade stopes to compensate for the current lack of volume. Higher than expected grades have been achieved from the MOS1 footwall drive and reef development.

Target is in the position to produce at levels of 70 000 to 80 000 tonnes per month for the next nine months. Critical production vehicle availability is the main factor that is causing the operation to underperform in respect of volumes. To address this in a more sustainable way it has been decided to do the maintenance of these vehicles in-house in order to exercise better control over a key performance area of the business.

CONOPS was successfully re-implemented at **Tshepong** on 5 September 2005. These benefits will further reflect in the December quarter. Despite the strike, Tshepong reported a 6% or 21 000 tonne increase in tonnage milled, up to 371 000 tonnes. At a lower recovery grade of 6,42 g/t (June 2005 – 7,15 g/t), net gold recovery was 5% lower at 2 380 kgs. Working costs in R/t terms increased by 6% to R444/tonne (June 2005: R418/tonne).

Tshepong Decline Project review

Access development

A total of 4 117m of 6 281m development of the project has been completed. The team managed to develop 666m during the quarter. This is an 18% improvement over the June 2005 period. This excludes 45m done by the project crews diverted to other mine development, while delayed by the rehabilitation process on 69 Level haulage south.

Chair lift decline (143m actual vs 150m planned)

72% of the 900m required development has been completed. Delays occurred in this development end due to flooding caused by newly installed pipes bursting. The temporary dirty pump columns system has been improved to stop blockages by introducing a pipe-flushing system.

Material decline (62m actual vs 120m planned)

70% of the 1 000m required development has been completed. Poor ground conditions in the decline and subsequent FOG forced the use of new support solutions and blasting technique to be investigated and implemented. The implementation of long anchor supports over the total length of the decline from the box hole up to the face delayed the face advance while big rocks dislodged from the poor ground conditions resulted in slow cleaning cycles. The effects of the changed support system and the new blasting technique has resulted in a two-month delay. This has resulted in a significant reduction of risk during excavation and for the duration of the operational life of the decline.

69 Level (460m actual vs 722m planned)

Development on the 69 level station is 54% complete. The rehabilitation of a fall of ground of 23m has delayed South haulage development by 90 days (equivalent of 180m). The process of installing long anchors and then loading rubble where it is safe will take longer and all development to the south has been delayed. This delay is directly in the critical path of the project as the development of the ore passes have been affected. The crews have been diverted to continue development to the north and a total of 45m has been done on working costs, as this falls outside the scope of the project. A bypass haulage is being developed around the effected area. In cross-cut 95, with exploration holes now completed the geographic layout of reef impacted on the holing date for the raise. Multiple down throw and up throw fault combinations will make this raise difficult to mine and the estimated completion period of seven months has been extended to 12 months.

Project Schedule

Project start date 23 April 2003

Schedule sinking to production 64% actual vs. 74% planned Completion August 2006.

Schedule including production built up 46% actual vs. 53% planned.

Financial schedule 54% actual vs. 56% planned.

(Additional cost for cleaning operation, additional support and delays is the difference between 46% work complete and 54% money spent.)

Production commences December 2007 – will be reviewed in October 2005.

Project completion February 2008 – will be reviewed in October 2005.

Capital cost update

	R million
Approved capital	280,2
Final estimated cost	280,8
Sunk capital	151,5
Remaining capital	129,3

The spending profile has been curtailed while delays occurred due to strikes and poor ground conditions.

Annual capital expenditure profile

Table (R million)	2002/3	2003/4	2004/5	2005/6	2006/7	2007/8	Total
Plan 2003	37.4	78.5	62.6	66.7	35.6		280.8
Plan 2004	32.8	66.6	44.9	102.9	33.1		280.3
Plan 2005	32.8	66.6	40.6	92.6	29.0	18.7	280.3
New Plan 2005	32.8	66.6	40.6	80.6	41.0	18.7	280.3

Financial evaluation update

Gold price	(R/kg)	92 000
NPV at 7.5%	(Rm)	738
IRR	(%)	32,4



Masimong had an improved quarter. Production increased by 4% to 1 036 kg from 998 kg in the June period. Operating costs decreased by 3% to R88 092/kg. Tonnes milled increased by 11% to 207 000 tonnes from 186 000 tonnes in the June period. Masimong reported a cash operating profit of R3,8 million in the September quarter compared to a loss of R0,7 million in the June period.

Masimong expansion project

During the quarter, R5.5 million was spent on capital and a total of 1 060m capital development was achieved, which was 540m less than planned. The underachievement was due to an underground fire, strike action and the unexpected intersection of water fissures. This will not have a material impact on the scheduling of the project.

Capital cost update

	R million
Final estimated cost	314.0
Sunk capital	116.2
Remaining capital	197.8

We have applied for an extension of this capital project until 2010, which is in line with the vision of Masimong 5 to increase its production profile up to 135 tons per month in five years. This application for extension is still in the "evaluation and approval" process.

Annual capital expenditure profile
Table (R million)

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	Total
Actual sunk	26.4	38.7	24.5	21.1	5.5										116.2
Forecast					24.3	39.4	44.0	44.2	45.9						197.8
Total	**26.4**	**38.7**	**24.5**	**21.1**	**29.8**	**39.4**	**44.0**	**44.2**	**45.9**						**314.0**



Financial evaluation update

Gold price	(R/kg)	92 000
NPV at 7.5%	(Rm)	314
IRR	(%)	250



	-20%	-10%	Base	10%	20%
Gold price or Grade	53	190	314	437	559
Working cost	473	393	314	235	147
Capex	337	326	314	302	291

Evander's performance was affected by both the industry wage strike and the expected decrease in recovery grade at Evander 7 Shaft. Production in the period decreased by 19,0% from 2 868 kgs to 2 326 kgs in the September quarter. Overall, underground tonnage decreased from 403 000 tonnes to 374 000 tonnes, mainly as a result of the strike. During the June quarter the operations of Evander 2 and 5 were combined with all production from the two shafts being hoisted from Evander 5, realising cost synergies. This combined operation treated 100 000 tonnes at a grade of 4,7 g/t, recovering 473 kgs of gold. During the September quarter 592 kgs were recovered.

Evander 7 Shaft continued with its good performance, milling 103 000 tonnes, compared to the 105 000 tonnes for the previous quarter. As expected, at a lower recovery grade of 8,04 g/t (June 2005: 10,52 g/t), gold recovered decreased by 25% to 826 kgs (June 2005: 1 102 kgs). Rand/kg costs increased from R47 027/kg, to R59 709/kg.

Evander 8 Shaft saw a large drop in tonnage, decreasing by 8% from 186 000 tonnes to 172 000 tonnes, quarter on quarter. At a slightly lower recovery grade of 5,98 g/t, gold recovery was lower at 1 027 kgs (June 2005 – 1 174 kgs), resulting in working costs in R/kg terms increasing by 13% to R66 697/kg (June 2005: R58 829/kg).

The **Cooke** section of Randfontein improved on its good performance levels established in the June 2005 quarter. The majority of production parameters showed improvement in the September quarter. Although volumes decreased by 6% to 345 000 tonnes milled, grades further improved by 11% to 5,43 g/t, resulting in a net 4% increase in production to 1 873 kg. These shafts, which reported a profit of R19,1 million for the June quarter, returned a cash operating profit of R11,3 million.

Growth projects – Elandsrand, Doornkop and Phakisa

		30 September 2005	30 June 2005 (restated)
U/g tonnes milled	('000)	315	331
U/g recovery grade	(g/t)	6,33	5,84
U/g kilograms produced	(kg)	1 995	1 933
U/g working costs	(R/kg)	91 253	88 210
U/g working costs	(R/tonne)	578	515

Good progress continues to be made on the delivery of our growth projects. Production increased by 3% to 1 995 kg (June 2005: 1 933 kg) and operating costs increased by 3% to R91 253/kg, due to a R11,5 million increase in total cost.

Elandsrand remains focused on the completion and commissioning of the New Mine Project, but in the interim produces from the upper, older section of the mine. The operation made an operating profit of R8,7 million in the September quarter compared to an operating profit of R5,8 million in June. Production increased by 4% to 1 629 kg driven by a 10% increase in grade to 8,39g/t. Operating costs increased by 1% to R86 880/kg.

In the longer term the commissioning of Elandrand New Mine will alleviate the continuously experienced flexibility problems and allow the operation to achieve its full potential. We remain very excited about the future of Elandsrand.

Elandsrand New Mine Project

Infrastructure

Sub projects that were completed, delayed or progressed in the past quarter include:

- Installation and commissioning of 113 L main substation will start in October.
- 102 L Booster fan installation complete and fan commissioned. The conversion of 105 L RAW into an intake airway will commence during the next quarter.
- Sinking No. 2 Service Shaft is progressing well. An additional shift is to be started in October, so as to increase the amount of backfill pipes installed. This shaft is currently sunk to 86m below 98 L. There are 28m left until 102 L is reached.
- Raise boring of the 92 L turbine dam centre hole will be completed during October/November. Sinking of the dam is to start in December 2005.
- The joining of the ore pass system at 100 L was not completed during the quarter. This was due to problems experienced with ore pass scaling at 100 L. An additional ore pass of 30m is to be developed away from the affected area, before joining of the ore passes can take place.

Access Development

102 Level

The vent raise bore holes between 102 L and 105 L were completed during the quarter.

105 Level

No access development took place on this level.

109 Level

Excellent metres have been recorded on 109 L. This is mainly due to having added a development crew and introducing multi blast conditions on both the development ends.

Development metres

	Plan (m)	Actual (m)
July 2005	120	165
August 2005	130	133
September 2005	140	186

113 Level

On 23 June 2005, a high pressure flammable gas intersection took place in the 113 L RAW, whilst drilling at the face during normal development operations. All work was stopped on 113 L to allow the gas to drain.

One of the crews from 113 L has been moved to 109 L to help with multi-blast operations. The rest of the crews were moved to 105 L to increase the reserve access development.

Capital cost update

	R million
Final estimated cost	798.1
Sunk capital	478.4
Remaining capital	319.7

Annual capital expenditure profile

Table (R million)

	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	Total
Actual sunk	36	107	106	105	96	28					**478**
Forecast						106	126	63	21	4	**320**
Total	**36**	**107**	**106**	**105**	**96**	**134**	**126**	**63**	**21**	**4**	**798**



23

Financial evaluation update

Gold price	(R/kg)	92 000
NPV at 7.5%	(Rm)	1 513
IRR	(%)	33



The Doornkop South Reef Project is similar to the situation at Elandsrand, where mining continues in the old, upper areas of the mine, whilst the project will exploit the higher grade South Reef pay shoot from a new shaft currently being developed.

Tonnages from the Kimberley reefs were 5% lower at 121 000 tonnes (June 2005: 127 000 tonnes). A higher recovery grade of 3,0 g/t resulted in a net gold recovery of 366 kgs, down from 374 kgs in the previous quarter.

Working costs were 10% higher at R40,5 million and combined with the lower volumes costs in R/kg terms were 12% higher.

Doornkop South Reef Capital Project

Project progress

Station development continues on 202 and 212 Levels with preparations underway to start up station work on 207 Level as well. Access development continues on 192 and 197 Levels. Three reef raises are also being developed on 192 Level.

Shaft sinking operations are underway. The first blast took place on 28 July 2005 from the original shaft bottom position at −1 340m below collar. 40m have been sunk since July including rock breaking, cleaning, shaft lining and equipping. The rate of sink is increasing steadily with 25m being sunk in September alone.

Sliping of the shaft to final diameter from 197 Level has progressed to 205 Level. It is planned that the portion of shaft between 197 Level to 40m below 212 Level will be sliped to final diameter by the time the sinking operation above reaches 192 Level in March 2006.

The updated schedule provides for the main shaft to be partially commissioned (excluding the additional rock winder) by the end of 2006. Production will ramp-up over the next three years to 135 000 tonnes per month.

Capital cost update

	R million
Final estimated cost	959
Sunk capital	260
Remaining capital	699

Annual capital expenditure profile

Table (R million)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	Total
Actual sunk	13	98	114	35						260
Forecast				127	183	167	124	51	47	699
Total	**13**	**98**	**114**	**162**	**183**	**167**	**124**	**51**	**47**	**959**



Financial evaluation update

Gold price	(R/Kg)	92 000
NPV at 7.5%	(Rm)	412
IRR	(%)	45

Sensitivity table (NPV at 7.5%) – gold price R92 000/kg

	−10%	−5%	Base	5%	10%
Gold price or grade	183	297	412	522	632
Working cost	565	488	412	333	250
Capex	451	432	412	393	373



Phakisa Capital Project

No mining is currently undertaken at this shaft.

Shaft Equipping

- Headgear equipping after starting on 2 July 2005 was completed on 1 August 2005.
- Shaft equipping from surface to 54 Level, started on 2 August 2005 and was completed seven days ahead of schedule on 4 October 2005.
- Installation of the Koepe Winder headgear started on 5 October 2005 with the planned completion date being 15 November 2005.

Critical activity	Start date	Completion date
Surface headgear equipping	2 July 2005	1 August 2005
Shaft equipping surface to 54 Level	2 August 2005	4 October 2005
Koepe headgear installation 54 to 55 Levels	5 October 2005	15 November 2005
Rail-veyor pilot plant at Nyala	21 June 05	31 October 2005
Development at 55 Level refrigeration site	15 August 2005	30 January 2006
Development at 55 Level Rail-veyor x/cut	5 September 2005	15 December 2005

Critical Path Activities schedule and milestones

	Completion date
Current Activities	
In-circle development 75 Level and 77 Level	14 December 2004
Sinking and line to shaft bottom	7 April 2005
Equipping spillage compartment below 77 Level	19 May 2005
Stripping, sinking equipment in shaft to surface	2 July 2005
Surface headgear change over	1 August 2005
Equipping shaft buntons and guides surface to 54 Level	4 October 2005
Koepe headgear installation 54 to 55 Levels	15 November 2005
Future Activities	
Schedule equip shaft buntons and guides 55 to 77 Levels	28 February 2006
Schedule rail-veyor installation, u/g 55 Level	31 May 2006
Access development 69, 71, 73 and 75 Levels	23 November 2007
Open face length of 88 panels for production	31 May 2008
Project completion	29 February 2008

Sinking and equipping of Phakisa Shaft



HEADGEAR CHANGEOVER TO PERMANENT CONDITION COMPLETED
Surface
EQUIPPING OF BUNTONS AND GUIDES BETWEEN SURFACE AND 64 LEVEL COMPLETE – PROJECT 8 DAYS AHEAD OF SCHEDULE
Koepe mechanicals – completed
Koepe electrical – commissioned
21 October 2005
EQUIPPING OF KOEPE HEADGEAR ON 64 LEVEL IN PROGRESS – EXTENSIVE MOILING IN LINER TO ACCOMMODATE BEAMS MIGHT DELAY THIS PORTION OF THE PROJECT
Koepe Winder
55 Level Silo – in progress
54 Level
55 Level
Nyala Mine
59 Level
Cold water dam – preparatory work, concrete floor, shotcrete sidewalls, slot for dam wall completed
4.6 diameter Vent Pass at 98° – complete
Secondary support and tunnel guard in progress
63 Level
66 Level
ORE RESERVE 21' DIP
69 Level
71 Level
73 Level
318 x 3.1 diameter vent shaft completed
75 Level
77 L in-circle completed
12 metres of decline terminus completed
77 Level
77 L in-circle completed
Settler access completed
Crusher and belt level completed
Waste pass completed
Ore pass completed
Equipping shaft bottom steel – completed
Sink to 2426.783 BC – completed

Capital cost update

	R million
Approved capital	612,9
Final estimated cost	612,9
Sunk capital	278,4
Remaining capital	334,5

Table (R million)

Annual capital expenditure profile	2003/4	2004/5	2005/6	2006/7	2007/8	2008/9	Total
Plan 2004	117.4	119.2	177.8	141.4	41.3	15.8	612.9
Plan 2005	117.4	107.6	182.7	100.0	93.6	11.7	612.9
Cost of Nyala Services	–	8.4	7.3	4.9	4.9	4.9	30.2
Actual	117.4	116.0	45.1				278.4

Financial evaluation update

Gold price	(R/kg)	92 000
NPV at 7.5%	(Rm)	1 327
IRR	(%)	26



Leveraged Operations – significant operational turnaround at most shafts

Shafts included under this section are Bambanani, Joel, Eland, Kudu/Sable, West Shaft, Nyala, St Helena, Harmony 2, Merriespruit 1 and 3 Shafts, Unisel, Brand 3 and 5 Shafts, Saaiplaas 3 and Orkney 2 and 4 Shafts.

		30 September 2005	30 June 2005 (restated)
U/g tonnes milled	('000)	1 218	1 095
U/g recovery grade	(g/t)	4,42	4,73
U/g kilograms produced	(kg)	5 380	5 181
U/g working costs	(R/kg)	100 158	104 320
U/g working costs	(R/tonne)	442	494

Our restructuring initiatives of our leveraged shafts are starting to deliver the planned benefits. These operations returned a cash operating loss of R45,8 million versus the loss recorded in the June period of R71,9 million. Gold production increased by 4% to 5 380 kg driven largely by a 11% increase in tonnage milled. Total operating costs decreased marginally to R538,9 million from R540,5 million in the June period. Unit operating costs continued to fall, down from R494/tonne to R442/tonne for the September quarter. Overall working costs decreased from R104 320/kg to R100 158/kg.

The shafts that improved most were: Merriespruit 1 with 25% higher production and 3% lower cost per kg. Unisel with 20% higher production and 2% higher cost per kg, Bambanani with 22% higher production and 15% lower cost per kg, and West Shaft with 58% higher production and 27% lower cost per kg.

SA Surface Operations (includes Kalgold)

		30 September 2005	30 June 2005 (restated)
Surface tonnes milled	('000)	838	1 415
Surface recovery grade	(g/t)	1,47	1,09
Kilograms produced	(kg)	1 228	1 536
Working costs	(R/kg)	87 029	70 815
Working costs	(R/tonne)	128	77

Kalgold reported a cash operating profit of R15,0 million compared to a cash operating profit of R24,8 million in the June 2005 quarter. Tonnages decreased from 454 000 tonnes to 452 000 tonnes, quarter on quarter. Recovery grade decreased by 2% to 1,99 g/t (June 2005: 2,03 g/t) as a result of slightly lower mining grades. Production decrease by 3% to 897 kg.

Plant throughput increased to a record tonnage of 162 000 tonnes during September 2005. The higher tonnage is important as it will assist the viability of the A-Zone pit.

Trail mining was started at A-Zone during September 2005 with the view of augmenting reef tonnages from D-Zone.

AUSTRALIAN OPERATIONS

Highlights

• Mt Marion underground resumes normal production for quarter after repairs to blocked escape way.

• Continued good exploration drill results for open pit resource at South Kal Mines.

• Achieved six years' Lost Time Injury (LTI) free at Checkers plant at Mt Magnet.



Australian Operations

		30 September 2005	30 June 2005 (restated)
Tonnes milled	('000)	765	849
Recovery grade	(g/t)	2,48	2,55
Kilograms produced	(kg)	1 897	2 163
Working costs	(R/kg)	78 643	69 398
Working costs	(R/tonne)	195	177

The **Australian Operations** had a tough quarter, producing an operating profit of A$6.0 million compared to A$8.2 million in the previous quarter, with significant capital expenditure on the development of the new St George underground mine at Mt Magnet affecting cash flow. Production decreased to 60 990 ounces (in line with budget) for the region compared to 69 542 ounces in the previous quarter, mainly as a result of lower production from Mt Magnet underground sources. (In the previous quarter the closed Star underground mine produced 8 250 oz.)

With production commencing at St George in the middle of the December quarter it is anticipated that production in December for the Australian region will return to previous levels of approximately 70 000 ounces per quarter.

During the quarter 20 000 ounces of calls were closed out when they became due at a spot price of A$552 per ounce, as well as a 8 000 ounce forward position with a spot price of A$518 per ounce. These hedges, which were inherited with the acquisition of Hill 50 and New Hampton were closed out at a cost of A$887 600. Another 35 000 ounces of calls and forwards are due to be closed out in the December quarter.

Mount Magnet

Mt Magnet produced 34 466 oz of gold from the processing of 422 843 tonnes of ore and low grade stockpiles.

Mount Magnet reported a working profit of A$4.5 million (June A$7.2 million) for the quarter, the decrease primarily attributable to lower production from underground with the closure of Star in the previous quarter. Production from the St George underground is expected to commence in November, which will replace the Star underground ounces. Currently development is focused on 2 Level, while drill results are being collated from lower levels and a program of niche sampling done to ensure the optimal positioning of development drives for future stoping. These results will be incorporated into a new mine plan.

The potential of the accessing the Water tank Hill underground lodes from the St George decline is currently the subject of a scoping study, as they may be economical in the current gold price environment and add 25 000 ounces to production. An amount of A$5.1 million capital was spend in the quarter on the development of St George. Higher levels of capital mine development at both Hill 50 and St George have positioned both mines well for stope production in the December quarter.

Open pits had a tough quarter with delays and additional operating costs incurred with the completion of the Chester pits due to heavy water inflow and transitional clay material on pit floors. Several failures in the Rheingold cutback required additional waste mining to remediate wall angles to a safe working angle.

The resource development program around the Cue region has been successful with 20 000 ounces added to the indicated mineral resource category at the Never Can Tell deposit, as well as 13 500 ounces at the Yellow Taxi deposit. These deposits are currently being optimised, and if successful, will be added to the open pit mining schedule. Various other targets are also being followed up.

The Checkers plant recorded 6 years' LTI free on 19 September 2005, a remarkable achievement. The conversion of the diesel power station at the plant to gas commenced during the quarter and is progressing well. It is anticipated that the conversion will be completed by the end of December 2005, and will result in a saving of A$8 million annually on power generation costs at current diesel prices.

South Kal Mines

South Kal Mines produced 26 524 oz of gold in the September quarter compared to 24 903 ounces in the previous quarter from the milling of 341 945 tonnes of ore. Mt Marion underground returned to its normal levels of production during the quarter and contributed 16 694 ounces, which was offset by lower production from open pits and low grade stockpiles.

High grade ore from Mt Marion was blended with ore from low grade stockpiles as all high grade open pit stocks were depleted during the previous quarter. Mill feed included 10 208 tonnes of high grade purchased ore, which contributed 4 025 ounces.

Improved mill performance late in the quarter has resulted from the installation of a 'Knelson Concentrator' enabling the gravity circuit to produce in excess of 40% of the recovered gold compared to the previous performance of around 11%. This should contribute to lower milling costs in future.

Lower than planned underground production at Mt Marion was mainly caused by low underground haul truck availability. This was the result of the underground mining contractor operating with reduced trucking. This issue has now been resolved. Negotiations have started on an exclusive basis with the underground contractor currently mining at Mt Marion, as the current contract expires in December. Current indications are that they are proposing a significant increase in contract rates. We are looking at ways of mitigating proposed increases.

No open pit mining activity was conducted in the quarter with all pits now placed in a state of suspension or abandonment. Low grade stockpiled ore from various completed open pit mine areas is trucked to the Jubilee mill to provide blending options with the underground Mt Marion ore.

Continued good drill results were returned from the Shirl prospect. The results indicate the mineralisation is open to the North and the East. Some exceptional results include:

05BSAC044	8m @ 5.59 g/t, from 18m	
05BSAC050	10m @ 20.99 g/t, from 20m	
05BSAC050	6m @ 22.37 g/t, from 38m	
05BSAC056	4m @ 47.93 g/t, from 54m	

Follow up work during the December quarter will concentrate on defining continuity before a resource may be calculated.

The site showed a profit for the quarter of A$1.5 million compared with A$1.0 million in the June quarter.

OPERATING AND FINANCIAL RESULTS (Rand/metric) (unaudited)

		Underground production – South Africa			
		Quality Ounces	Growth Projects	Leve-raged Ounces	Sub total
Ore milled – t'000	**Sep-05**	**1 464**	**315**	**1 218**	**2 997**
	Jun-05	1 508	331	1 095	2 934
Gold produced – kg	**Sep-05**	**8 719**	**1 995**	**5 380**	**16 094**
	Jun-05	9 073	1 933	5 181	16 187
Yield – g/tonne	**Sep-05**	**5.96**	**6.33**	**4.42**	**5.37**
	Jun-05	6.02	5.84	4.73	5.52
Cash operating costs – R/kg	**Sep-05**	**76 896**	**91 253**	**100 158**	**86 453**
	Jun-05	69 419	88 210	104 320	82 833
Cash operating costs – R/tonne	**Sep-05**	**458**	**578**	**442**	**464**
	Jun-05	418	515	494	457
Working revenue (R'000)	**Sep-05**	**798 188**	**183 850**	**492 960**	**1 474 998**
	Jun-05	816 768	172 999	468 577	1 458 344
Cash operating costs (R'000)	**Sep-05**	**670 457**	**182 050**	**538 852**	**1 391 359**
	Jun-05	629 835	170 510	540 480	1 340 825
Cash operating profit (R'000)	**Sep-05**	**127 731**	**1 800**	**(45 892)**	**83 639**
	Jun-05	186 933	2 489	(71 903)	117 519
Capital expenditure (R'000)	**Sep-05**	**108 833**	**140 184**	**45 597**	**294 614**
	Jun-05	119 288	117 099	40 157	276 544

Quality Ounces – Evander Shafts, Randfontein Cooke Shafts, Target, Tshepong, Masimong

Growth Projects – Doornkop shaft & South Reef Project, Elandsrand shaft and New Mine Project, Phakisa shaft, Tshepong Decline Project

Leveraged Ounces – Deelkraal, Bambanani, Joel, Eland, Kudu/Sable, West, Nyala, St Helena, Harmony 2, Merriespruit 1 and 3, Unisel, Brand 3 and 5, Saaiplaas 3, Evander 9, Orkney 2 and 4, Welkom 1

OPERATING AND FINANCIAL RESULTS (Rand/metric) (unaudited)

		South Africa Surface	South Africa Total	Australia Total	Harmony Total
Ore milled – t'000	Sep-05	838	3 835	765	4 600
	Jun-05	1 415	4 349	849	5 198
Gold produced – kg	Sep-05	1 228	17 322	1 897	19 219
	Jun-05	1 536	17 723	2 163	19 886
Yield – g/tonne	Sep-05	1.47	4.52	2.48	4.18
	Jun-05	1.09	4.08	2.55	3.83
Cash operating costs – R/kg	Sep-05	87 029	86 493	78 643	85 718
	Jun-05	70 815	81 792	69 398	80 444
Cash operating costs – R/tonne	Sep-05	128	391	195	358
	Jun-05	77	333	177	308
Working revenue (R'000)	Sep-05	112 361	1 587 359	178 821	1 766 180
	Jun-05	135 789	1 594 133	190 463	1 784 596
Cash operating costs (R'000)	Sep-05	106 872	1 498 231	149 186	1 647 417
	Jun-05	108 773	1 449 598	150 108	1 599 706
Cash operating profit (R'000)	Sep-05	5 489	89 128	29 635	118 763
	Jun-05	27 016	144 535	40 355	184 890
Capital expenditure (R'000)	Sep-05	0	294 614	71 389	366 003
	Jun-05	0	276 544	65 514	342 058

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS (Rand/metric) (unaudited)

			Quarter ended 30 September 2005	Quarter ended 30 June 2005 (restated)	Quarter ended 30 September 2004 (restated)
Ore milled	t'000		**4 600**	5 198	6 564
Gold produced	kg		**19 219**	19 886	25 822
Gold price received	R/kg		**91 888**	89 711	83 023
Cash operating costs	R/kg		**85 718**	80 444	71 722
			R million	R million	R million
Revenue			**1 766**	1 784	2 144
Cash operating costs		(1)	**1 647**	1 599	1 852
Cash operating profit			**119**	185	292
Amortisation and depreciation of mining properties, mine development costs and mine plant facilities		(1)	**(244)**	(233)	(2860)
Corporate, administration and other expenditure			**(56)**	(81)	(38)
Provision for rehabilitation costs			**(3)**	(6)	(14)
Operating loss			**(184)**	(135)	(46)
Amortisation and depreciation other than mining properties, mine development costs and mine plant facilities			**(11)**	(10)	(9)
Employment termination and restructuring costs			**13**	(217)	(154)
Share-based compensation			**(33)**	(30)	(11)
Exploration expenditure			**(18)**	(16)	(24)
Loss on sale of investment in Goldfields			**–**	(372)	–
Mark-to-market of listed investments			**21**	13	–
Interest paid			**(96)**	(134)	(100)
Interest received			**52**	45	36
Other (expenses)/income – net			**(20)**	9	1
(Loss)/gain on financial instruments			**(115)**	(7)	1
Gain/(loss) on foreign exchange			**20**	(18)	(1)
Loss on sale of listed investments and subsidiaries			**–**	(73)	–
Profit on Australian-listed investments			**–**	–	4
Permanent diminution in carrying value of ARM investment			**–**	(337)	–
Provision for post-retirement benefits			**–**	(57)	–
Loss before tax			**(371)**	(1 339)	(303)
Current tax – expense			**–**	(110)	(17)
Deferred tax – benefit		(1)	**48**	338	53
Net loss			**(323)**	(1 111)	(267)

(1) The change accounting policy on capitalisation of mine development costs had the following effect:

– Cash operating costs – decrease	**137**	140	159
– Amortisation and depreciation of mining properties, mine development costs and mine plant facilities	**(71)**	(66)	(56)
– Deferred tax – expenses	**(13)**	(14)	(19)
– Net effect of change in accounting policy	**53**	60	84

The effects of the change in policy are in the process of being audited. The company does not expect any material change to arise from the audit.

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS (Rand/metric) (unaudited)

	Quarter ended 30 September 2005	Quarter ended 30 June 2005 (restated)	Quarter ended 30 September 2004 (restated)
Loss per share – cents *			
– Basic loss	**(82)**	(283)	(83)
– Headline loss	**(86)**	(94)	(88)
– Fully diluted loss ** ***	**(82)**	(283)	(83)
Dividends per share – (cents)			
– Interim	–	–	–
– Proposed final	–	–	–

Calculated on weighted average number of shares in issue at quarter end September 2005: 392.3 million (June 2005: 392.2 million) (September 2004: 320.8 million).

**Calculated on weighted average number of diluted shares in issue at quarter end September 2005: 392.3 million (June 2005: 392.2 million) (September 2004: 320.9 million).*

***The effect of the share options is anti-dilutive.*

Reconciliation of headline loss:			
Net loss	**(323)**	(1 111)	(267)
Adjustments:			
– Profit on sale of assets	**(15)**	(26)	(10)
– Mark-to-market of listed investments	–	4	–
– Profit on Australian-listed investments	–	–	(4)
– Loss on sale and dilution of investment in ARM Limited	–	103	–
– Profit on disposal of investment Bendigo NL	–	(30)	–
– Loss on disposal of investment in Goldfields	–	372	–
– Loss on disposal of subsidiaries	–	1	–
– Impairment of fixed assets – net of tax	–	(19)	–
– Diminution in carrying value of listed investments	–	337	–
Headline loss	**(338)**	**(369)**	**(281)**

ABRIDGED BALANCE SHEET AT 30 SEPTEMBER 2005 (Rand) (unaudited)

	At 30 September 2005 R million	At 30 June 2005 R million (restated)	At 30 September 2004 R million (restated)
ASSETS			
Non-current assets			
Property, plant and equipment	**22 633**	22 626	23 519
Intangible assets	**2 268**	2 268	2 268
Investments	**4 709**	4 154	2 795
	29 610	29 048	28 582
Current assets			
Inventories	**552**	578	518
Receivables	**597**	632	401
Income and mining taxes	**27**	27	–
Cash and cash equivalents	**971**	1 830	1 013
	2 147	3 067	1 932
Total assets	**31 757**	32 115	30 514
EQUITY AND LIABILITIES			
Share capital and reserves			
Issued capital	**25 645**	25 645	21 076
Fair value and other reserves	**(257)**	(670)	(963)
Deferred share-based compensation	**(215)**	(248)	(147)
(Accumulated loss)/retained earnings	**(1 729)**	(1 406)	1 438
	23 444	23 321	21 404
Non-current liabilities			
Long-term borrowings	**2 464**	2 422	2 801
Net deferred taxation liabilities	**2 128**	2 192	2 842
Net deferred financial liabilities	**436**	386	573
Long-term provisions	**938**	939	817
	5 966	5 939	7 033
Current liabilities			
Payables and accrued liabilities	**1 293**	1 514	1 448
Short-term portion of long-term borrowings	**1 046**	1 333	595
Income and mining taxes	**–**	–	26
Shareholders for dividends	**8**	8	8
	2 347	2 855	2 077
Total equity and liabilities	**31 757**	32 115	30 514
Number of ordinary shares in issue	**393 341 194**	393 341 194	320 819 739
Net asset value per share (cents)	**5 960**	5 929	6 672

The balance sheet at 30 June 2005 is in accordance with the audited balance sheet except for the effects of the adoption of IFRS 2, share-based payments, and the change in the accounting policy relating to the capitalisation of mine development cost.

OPERATING AND FINANCIAL RESULTS (US$/imperial) (unaudited)

		Underground production – South Africa			
		Quality Ounces	Growth Projects	Leve-raged Ounces	Sub total
Ore milled – t'000	Sep-05	1,614	347	1,343	3,304
	Jun-05	1,663	365	1,207	3,235
Gold produced – oz	Sep-05	280,321	64,140	172,970	517,431
	Jun-05	291,702	62,147	166,572	520,421
Yield – oz/t	Sep-05	0.17	0.18	0.13	0.16
	Jun-05	0.18	0.17	0.14	0.16
Cash operating costs – $/oz	Sep-05	368	437	479	414
	Jun-05	337	428	506	402
Cash operating costs – $/t	Sep-05	64	81	62	65
	Jun-05	59	73	70	65
Working revenue ($'000)	Sep-05	122,809	28,287	75,847	226,943
	Jun-05	127,413	26,987	73,096	227,496
Cash operating costs ($'000)	Sep-05	103,157	28,010	82,908	214,075
	Jun-05	98 252	26 599	84 313	209 164
Cash operating profit ($'000)	Sep-05	19,652	277	(7,061)	12,868
	Jun-05	29 161	388	(11 217)	18 332
Capital expenditure ($'000)	Sep-05	16,745	21,569	7,016	45,330
	Jun-05	18 609	18 267	6 264	43 140

Quality Ounces – Evander Shafts, Randfontein Cooke Shafts, Target, Tshepong, Masimong

Growth Projects – Doornkop shaft & South Reef Project, Elandsrand shaft and New Mine Project, Phakisa shaft, Tshepong Decline Project

Leveraged Ounces – Deelkraal, Bambanani, Joel, Eland, Kudu/Sable, West, Nyala, St Helena, Harmony 2, Merriespruit 1 and 3, Unisel, Brand 3 and 5, Saaiplaas 3, Evander 9, Orkney 2 and 4, Welkom 1

OPERATING AND FINANCIAL RESULTS (US$/imperial) (unaudited)

		South Africa Surface	South Africa Total	Australia Total	Harmony Total
Ore milled – t'000	Sep-05	924	4,228	844	5,072
	Jun-05	1,560	4,795	936	5,731
Gold produced – oz	Sep-05	39,481	556,912	60,990	617,902
	Jun-05	49,383	569,804	69,542	639,346
Yield – oz/t	Sep-05	0.04	0.13	0.07	0.12
	Jun-05	0.03	0.12	0.07	0.11
Cash operating costs – $/oz	Sep-05	416	414	376	410
	Jun-05	344	397	337	390
Cash operating costs – $/t	Sep-05	18	55	27	50
	Jun-05	11	47	25	44
Working revenue ($'000)	Sep-05	17,288	244,231	27,513	271,744
	Jun-05	21,183	248,679	29,712	278,391
Cash operating costs ($'000)	Sep-05	16,443	230,518	22,954	253,472
	Jun-05	16,968	226 132	23 416	249 548
Cash operating profit ($'000)	Sep-05	845	13,713	4,559	18,272
	Jun-05	4,215	32 547	6 296	28 843
Capital expenditure ($'000)	Sep-05	0	45,330	10,984	56,314
	Jun-05	0	43 140	10 220	53 360

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS (US$/imperial) (unaudited)

			Quarter ended 30 September 2005	Quarter ended 30 June 2005 (restated)	Quarter ended 30 September 2004 (restated)
Ore milled	t'000		5,072	5,731	7,238
Gold produced	oz		617,902	639,346	830,193
Gold price received	$/oz		440	435	405
Cash operating costs	$/oz		410	390	349
			$ million	$ million	$ million
Revenue			272	278	336
Cash operating costs		(1)	254	249	290
Cash operating profit			**18**	29	46
Amortisation and depreciation of mining properties, mine development costs and mine plant facilities		(1)	**(38)**	(36)	(45)
Corporate, administration and other expenditure			**(9)**	(13)	(6)
Provision for rehabilitation costs			**–**	(1)	(2)
Operating loss			**(29)**	(21)	(7)
Amortisation and depreciation other than mining properties, mine development costs and mine plant facilities			**(2)**	(2)	(1)
Employment termination and restructuring costs			**2**	(34)	(24)
Share-based compensation			**(5)**	(5)	(2)
Exploration expenditure			**(3)**	(2)	(4)
Loss on sale of investment in Goldfields			**–**	(58)	–
Mark-to-market of listed investments			**3**	2	–
Interest paid			**(15)**	(21)	(16)
Interest received			**8**	7	6
Other (expenses)/income – net			**(3)**	–	(1)
(Loss)/gain on financial instruments			**(18)**	(1)	–
Gain/(loss) on foreign exchange			**3**	(3)	–
Loss on sale of listed investments and subsidiaries			**–**	(11)	–
Profit on Australian-listed investments			**–**	–	1
Permanent diminution in carrying value of ARM investment			**–**	(53)	–
Provision for post-retirement benefits			**–**	(9)	–
Loss before tax			**(59)**	(211)	(48)
Current tax – expense			**–**	(17)	(3)
Deferred tax – benefit		(1)	**7**	53	8
Net loss			**(52)**	(175)	(43)
(1) The change in accounting policy on capitalisation of mine development costs had the following effect:					
– Cash operating costs – decrease			**21**	22	25
– Amortisation and depreciation of mining properties, mine development costs and mine plant facilities			**(11)**	(10)	(9)
– Deferred tax – expenses			**(2)**	(2)	(3)
– Net effect of change in accounting policy			**8**	10	13

The effects of the change in policy are in the process of being audited. The company does not expect any material change to arise from the audit.

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS (US$/imperial) (unaudited)

	Quarter ended 30 September 2005	Quarter ended 30 June 2005 (restated)	Quarter ended 30 September 2004 (restated)
Loss per share – cents *			
– Basic loss	**(13)**	(44)	(13)
– Headline loss	**(13)**	(15)	(14)
– Fully diluted loss ** ***	**(13)**	(44)	(13)
Dividends per share – (cents)			
– Interim	**–**	–	–
– Proposed final	**–**	–	–

Currency conversion rates average for the quarter: September 2005: US$1= R6.50 (June 2005: US$1= R6.41) (September 2004: US$1=R6.38).

* *Calculated on weighted average number of shares in issue at quarter end September 2005: 392.3 million (June 2005: 392.2 million) (September 2004: 320.8 million).*

** *Calculated on weighted average number of diluted shares in issue at quarter end September 2005: 392.3 million (June 2005: 392.2 million) (September 2004: 320.9 million).*

*** *The effect of the share options is anti-dilutive.*

Reconciliation of headline loss:			
Net loss	**(52)**	(175)	(43)
Adjustments:			
– Profit on sale of assets	**(2)**	(4)	(1)
– Mark-to-market of listed investments	**–**	1	–
– Profit on Australian-listed investments	**–**	–	(1)
– Loss on sale and dilution of investment in ARM Limited	**–**	16	–
– Profit on disposal of investment Bendigo NL	**–**	(5)	–
– Loss on disposal of investment in Goldfields	**–**	58	–
– Impairment of fixed assets – net of tax	**–**	(3)	–
– Diminution in carrying value of listed investments	**–**	53	–
Headline loss	**(54)**	(59)	45

ABRIDGED BALANCE SHEET AT 30 SEPTEMBER 2005 (US$) (unaudited)

	At 30 September 2005 US$ million	At 30 June 2005 US$ million (restated)	At 30 September 2004 US$ million (restated)
ASSETS			
Non-current assets			
Property, plant and equipment	3,564	3,394	3,631
Intangible assets	357	340	350
Investments	742	623	431
	4,663	4,357	4,412
Current assets			
Inventories	87	87	80
Receivables	94	95	62
Income and mining taxes	4	4	–
Cash and cash equivalents	153	275	156
	338	461	298
Total assets	5,001	4,818	4,710
EQUITY AND LIABILITIES			
Share capital and reserves			
Issued capital	4,039	3,847	3,254
Fair value and other reserves	(41)	(101)	(149)
Deferred share-based compensation	(34)	(37)	(23)
(Accumulated loss)/retained earnings	(272)	(211)	222
	3,692	3,498	3,304
Non-current liabilities			
Long-term borrowings	388	363	432
Net deferred taxation liabilities	335	329	439
Net deferred financial liabilities	69	58	88
Long-term provisions	148	141	126
	940	891	1,085
Current liabilities			
Payables and accrued liabilities	203	228	224
Short-term portion of long-term borrowings	165	200	92
Income and mining taxes	–	–	4
Shareholders for dividends	1	1	1
	369	429	321
Total equity and liabilities	5,001	4,600	4,710
Number of ordinary shares in issue	393,341,194	393,341,194	320,819,739
Net asset value per share (US cents)	939	889	1,030

Balance sheet converted at conversion rate of US$ 1 = R6.35 (June 2005: R6.67) (September 2004: R6.48).

The balance sheet at 30 June 2005 is in accordance with the audited balance sheet except for the effects of the adoption of IFRS 2, share-based payments, and the change in accounting policy relating to the capitalisation of mine development cost.

CONDENSED STATEMENT OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2005 (unaudited)

	Issued share capital R million	Fair value and other reserves R million	Deferred share-based compensation R million	Retained earnings R million	Total R million
Balance at 1 July 2005	25 645	(670)	(248)	(1 406)	23 321
Currency translation adjustment and other	–	413	–	–	413
Adoption of IFRS 2, share-based payments	–	–	33	–	33
Net earnings	–	–	–	(323)	(323)
Balance at 30 September 2005	**25 645**	**(257)**	**(215)**	**(1 729)**	**23 444**
Balance at 1 July 2004	20 945	(1 186)	(27)	1 801	21 533
Currency translation adjustment and other	–	223	–	–	223
Adoption of IFRS 2, share-based payments	131	–	(120)	–	11
Net earnings	–	–	–	(32)	(32)
Dividends paid	–	–	–	(395)	(395)
Balance at 30 September 2004 (restated)	**21 076**	**(963)**	**147**	**1 438**	**21 404**

	Issued share capital US$ million	Fair value and other reserves US$ million	Deferred share-based compensation US$ million	Retained earnings US$ million	Total US$ million
Balance at 1 July 2005	4 039	(106)	(39)	(221)	3 673
Currency translation adjustment and other	–	65	–	–	65
Adoption of IFRS 2, share-based payments	–	–	5	–	5
Net earnings	–	–	–	(51)	(51)
Balance at 30 September 2005	**4,039**	**(41)**	**(34)**	**(272)**	**3 692**
Balance as 1 July 2004	3 233	(183)	(4)	278	3 324
Currency translation adjustment and other	–	34	–	–	34
Adoption of IFRS2, share-based payments	21	–	(19)	–	2
Net earnings	–	–	–	5	5
Dividends paid	–	–	–	(61)	(61)
Balance at 30 September 2004 (restated)	**3 254**	**(149)**	**(23)**	**222**	**3 304**

Balances translated at closing rates of: September 2005: US$1 = R6.35 (September 2004: US$1 = R6.48).

SUMMARISED CASH FLOW STATEMENT
FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2005 (unaudited)

Three months ended 30 September 2004 US$ million	Three months ended 30 September 2005 US$ million		Three months ended 30 September 2005 R million	Three months ended 30 September 2004 R million
		Cash flow from operating activities		
18	(28)	Cash (utilised)/generated by operations	(184)	115
6	8	Interest and dividends received	52	36
(9)	(7)	Interest paid	(47)	(56)
–	–	Income and mining taxes paid	–	–
15	(27)	Cash (utilised)/generated by operations	(179)	95
		Cash flow from investing activities		
		Net additions to property, plant and		
(60)	(54)	equipment	(350)	(383)
–	–	Other investing activities	–	1
(60)	(54)	Cash utilised by investing activities	(350)	(382)
		Cash flow from financing activities		
–	(45)	Long-term loans repaid	(295)	–
–	–	Ordinary shares issued – net of expenses	–	–
(15)	–	Dividends paid	–	(96)
(15)	(45)	Cash utilised by financing activities	(295)	(96)
		Foreign currency translation		
(1)	4	**adjustments**	(35)	(17)
(61)	(122)	Net decrease in cash and equivalents	(859)	(400)
217	275	Cash and equivalents – 1 July	1 830	1 413
156	153	Cash and equivalents – 30 September	971	1 013

Operating activities translated at average rates of: September 2005: US$1 = R6.50 (September 2004: US$1 = R6.38).

Closing balance translated at closing rates of: September 2005: US$1 = R6.35 (September 2004: US$1 = R6.48).

SUMMARISED CASH FLOW STATEMENT
FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2005 (unaudited)

Three months ended 30 June 2005 US$ million	Three months ended 30 September 2005 US$ million		Three months ended 30 September 2005 R million	Three months ended 30 June 2005 R million
		Cash flow from operating activities		
(16)	(28)	Cash utilised by operations	(184)	(97)
7	8	Interest and dividends received	52	45
(12)	(7)	Interest paid	(47)	(77)
(1)	–	Income and mining taxes paid	–	(4)
(22)	(27)	Cash utilised by operating activities	(179)	(133)
		Cash flow from investing activities		
1	–	Cash held by subsidiaries at acquisition	–	5
382	–	Net proceeds on disposal of listed investments	–	2 362
(44)	(54)	Net additions to property, plant and equipment	(350)	(276)
(2)	–	Other investing activities	–	(13)
337	(54)	Cash (utilised)/generated by investing activities	(350)	2 078
		Cash flow from financing activities		
18	(45)	Long-term loans repaid	(295)	110
(4)	–	Ordinary shares issued – net of expenses	–	(24)
–	–	Dividends paid	–	(2)
14	(45)	Cash (utilised)/generated by financing activities	(295)	84
(16)	4	**Foreign currency translation adjustments**	(35)	34
313	(122)	Net (decrease)/increase in cash and equivalents	(859)	2 063
(38)	275	Cash and equivalents – beginning of quarter	1 830	(233)
275	153	Cash and equivalents – end of quarter	971	1 830

Operating activities translated at average rates of: September 2005 quarter: US$1 = R6.50 (June 2005 quarter: US$1 = R6.41).

Closing balance translated at closing rates of: September 2005: US$1 = R6.35 (June 2005: US$1 = R6.67).

RECONCILIATION BETWEEN CASH OPERATING PROFIT AND CASH UTILISED BY OPERATIONS – QUARTER ENDED 30 SEPTEMBER 2005

	Quarter ended 30 September 2005 R million	Quarter ended 30 June 2005 R million	Quarter ended 30 September 2004 R million
Cash operating profit	119	185	292
Other cash items per income statement:			
Other income	52	36	36
Employment termination, restructuring and care and maintenance costs	13	(217)	(154)
Corporate, administration and other expenditure	(56)	(81)	(38)
Exploration expenditure	(18)	(16)	(24)
Provision for rehabilitation costs	(3)	(2)	(1)
Cash flow statement adjustments:			
Cost of Avgold currency hedge and close out of hedges	(62)	(66)	(45)
Profit on sale of mining assets	(15)	(26)	(9)
Interest and dividends received	(52)	(45)	(36)
Other non-cash items	(1)	1	(20)
Effect of changes in operating working capital items:			
Receivables	35	(11)	458
Inventories	26	(5)	13
Accounts payable and accrued liabilities	(222)	150	(357)
Cash (utilised)/generated by operations	**(184)**	(97)	115

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTER ENDED 30 SEPTEMBER 2005

1. Basis of accounting

The unaudited results for the quarter have been prepared using accounting policies that comply with International Financial Reporting Standards (IFRS). These consolidated quarterly statements are prepared in accordance with IFRS 34, Interim Financial Reporting. The accounting policies are consistent with those applied in the previous financial year, except for the adoption of the revised international accounting standards forthcoming from the IAS improvements project and the changes which are described in Note 2 and 3.

2. New accounting policies adopted

(a) Share-based payments (IFRS 2)

On 1 July 2005, the company adopted the requirements of IFRS 2, Share-based Payments. In accordance with the transitional provisions, IFRS 2 has been applied to all grants of equity-settled payments after 7 November 2002 that were unvested as at 1 January 2005. The company issues equity-settled instruments to certain qualifying employees under an Employee Share Option Scheme to purchase shares in the company's authorised but unissued ordinary shares. Equity share-based payments are measured at the fair value of the equity instruments at the date of the grant. The total fair value of the options granted is recorded as deferred share-based compensation as a separate component of shareholders' equity with a corresponding amount recorded as share premium. The deferred share-based compensation is expensed over the vesting period, based on the company's estimate of the shares that are expected to eventually vest. The company used the binominal option pricing model in determining the fair value of the options granted.

The impact of this adjustment on the net loss is an expense of R33 million for the September 2005 quarter (June 2005 quarter: R30 million) (September 2004 quarter: R11 million).

(b) Determining whether an arrangement contains a lease (IFRIC 4)

On 1 July 2005, the company applied the requirements of IFRIC 4, Determining whether an arrangement contains a lease. The objective of the interpretation is to determine whether an arrangement contains a lease that falls within the scope of IAS 17, Leases. The lease is then accounted in accordance with IAS 17. The application of the interpretation had no impact on the results of the quarter or any prior reporting period.

3. Change in accounting policy

Capitalisation of mine development cost

Previously mine development costs were capitalised when the reef horizon was intersected. Expenditure for all development that will give access to proven and probable ore reserves will now be capitalised. Capitalised costs are amortised over the estimated life of the proven and probable reserves to which the costs give access.

The impact of this adjustment on the net loss is as follows:

– A decrease in the cash operating costs of R136 million for the September 2005 quarter (June 2005 quarter: R140 million) (September 2004 quarter: R159 million).

- Additional amortisation charges of R71 million for the September 2005 quarter (June 2005 quarter: R66 million) (September 2004 quarter: R56 million).
- Taxation effect of the capitalised development costs and additional amortisation charges of R13 million for the September 2005 quarter (June 2005 quarter: R14 million) (September 2004 quarter: R19 million).

4. Derivative financial instruments

Commodity contracts

The Harmony Group's outstanding commodity contracts against future production, by type at 30 September 2005 are indicated below. The total net Delta of the hedge book at 30 September 2005 was 462,822 oz (14,395 kg).

		30 June 2006	30 June 2007	30 June 2008	30 June 2009	Total
AUSTRALIAN DOLLAR GOLD						
Forward contracts	Kilograms	3,110	4,572	3,110	3,110	13,903
	Ounces	100,000	147,000	100,000	100,000	447,000
	A$ per oz	509	515	518	518	515
Call options sold	Kilograms	311	311	–	–	622
	Ounces	10,000	10,000	–	–	20,000
	A$ per oz	552	562	–	–	557
Total commodity contracts	Kilograms	3,421	4,883	3,110	3,110	14,525
	Ounces	110,000	157,000	100,000	100,000	467,000
Total net gold **	Delta (kg)	3,418	4,831	3,085	3,060	14,395
	Delta (oz)	109,904	155,329	99,201	98,388	462,822

These contracts are classified as speculative and the marked-to-market movement is reflected in the income statement.

The marked-to-market of these contracts was a negative R345 million (negative US$54 million) at 30 September 2005 (at 30 June 2005: R252 million or US$38 million). The values at 30 September 2005 were based on a gold price of US$474 (A$624) per ounce, exchange rates of US$1/R6.35 and A$1/US$0.76 and prevailing market interest rates and volatilities at that date. These valuations were provided by independent risk and treasury management experts.

During the quarter Harmony has closed out 20 000 oz call options at a cost of R1,8 million (US$0.3 million) and 8 000 oz forward contracts at a cost of R2.5 million (US$0.4 million).

At 18 October 2005, the marked-to-market value of the hedge book was a negative R369 million (negative US$58 million), based on a gold price of US$474 (A$634) per ounce, exchange rates of US$1/R6.57 and A$1/US$0.7479 and prevailing market interest rates and volatilities at that time.

These marked-to-market valuations are not predictive of the future value of the hedge position, nor of the future impact on the revenue of the company. The valuation represents the cost of buying all hedge contracts at the time of the valuation, at market prices and rates available at the time.

** The Delta of the hedge position indicated above, is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities at 30 September 2005.

Interest rate swaps

The Group has interest rate swap agreements to convert R600 million of its R1.2 billion fixed rate bond to variable rate debt. The interest rate swap runs over the term of the bond, interest is received at a fixed rate of 13% and the company pays floating rate based on JIBAR plus a spread ranging from 1.8% to 2.2%.

These transactions which mature in June 2006 are designated as fair value hedges. The marked-to-market value of the transactions was a negative R36 million (US$6 million) at 30 September 2005, based on the prevailing interest rates and volatilities at the time.

Currency contracts

		30 June 2006	Total
Forward exchange contracts (Buy US$, sell ZAR at the agreed exchange rate)	US$ million	20	20
	Average strike ZAR/US$	9.61	9.61
Forward exchange call contracts sold (Sell US$, buy ZAR at the agreed exchange rate)	US$ million	20	20
	Average strike ZAR/US$	9.61	9.61

Harmony inherited these contracts with the acquisition of Avgold. The contracts are classified as speculative and the marked-to-market movement is reflected in the income statement.

The marked-to-market of these contracts was a negative R64 million (US$10 million) at 30 September 2005. These values were based upon an exchange rate of US$1/R6.35 and prevailing market interest rates at the time. Independent risk and treasury management experts provided these valuations.

Z B Swanepoel
Chief Executive

N V Qangule
Financial Director

Virginia
28 October 2005

DEVELOPMENT RESULTS (metric)

	Quarter ended 30 June 2005					Quarter ended 30 September 2005				
	Reef metres	Sampled metres	Channel width (cm's)	Channel value (g/t)	Gold (cmg/t)	Reef metres	Sampled metres	Channel width (cm's)	Channel value (g/t)	Gold (cmg/t)
Randfontein										
VCR Reef	1,293	1,047	68	43.66	2,956	1,822	1,368	93	15.41	1,437
UE1A	1,155	1,083	122	16.24	1,981	820	730	144	9.81	1,412
E8 Reef	140	140	187	6.30	1,178	283	264	198	3.44	683
Kimberley Reef	455	451	164	5.59	915	96	108	42	24.81	1,042
South Reef	0	0	0	0.00	0	0	0	0	0	0
All Reefs	3,043	2,721	111	19.20	2,138	3,021	2,470	117	11.36	1,332
Free State										
Basal	999	814	112	11.20	1,257	1,117	1,007	83	12.37	1,029
Leader	586	460	185	3.61	668	867	646	168	5.12	863
A Reef	570	538	113	2.87	324	741	606	88	3.90	344
Middle	211	140	127	19.12	2,425	141	118	232	11.00	2,555
B Reef	383	377	77	20.27	1,561	396	484	82	19.11	1,567
All Reefs	2,749	2,329	122	8.56	1,045	3,262	2,861	109	9.14	1,000
Evander										
Kimberley Reef	2,022	1,869	81	10.59	860	1,660	1,674	62	12.33	766
Elandskraal										
VCR Reef	395	394	89	16.05	1,425	149	116	119	10.18	1,209
Orkney										
Vaal Reef	91	68	111	20.38	2,266	47	0	0	0.00	0
VCR	0	0	0	0.00	0	0	0	0	0.00	0
All Reefs	91	68	111	20.38	2,266	47	0	0	0.00	0
Target										
Elsburg	727	513	211	6.86	1,445	350	338	360	8.35	3,006
Freegold JV										
Basal	973	977	43	33.49	1,424	1,170	1,124	52	24.99	1,291
Beatrix	260	246	140	9.14	1,282	302	291	116	11.88	1,381
Leader	0	0	0	0.00	0	0	0	0	0.00	0
B Reef	0	0	0	0.00	0	0	0	0	0.00	0
All Reefs	1,233	1,223	62	22.44	1,396	1,472	1,415	65	20.16	1,310

DEVELOPMENT RESULTS (imperial)

	Quarter ended 30 June 2005					Quarter ended 30 September 2005				
	Reef feet	Sampled feet	Channel width (inches)	Channel value (oz/t)	Gold (in.oz/t)	Reef feet	Sampled feet	Channel width (inches)	Channel value (oz/t)	Gold (in.oz/t)
Randfontein										
VCR Reef	4,243	3,435	27	1.26	34	5,976	4,488	37	0.45	17
UE1A	3,790	3,553	48	0.48	23	2,691	2,395	57	0.28	16
E8 Reef	460	459	74	0.19	14	929	866	78	0.10	8
Kimberley Reef	1,494	1,480	64	0.17	11	316	354	17	0.71	12
South Reef	0	0	0	0.00	0	0	0	0	0.00	0
All Reefs	**9,987**	**8,927**	**44**	**0.57**	**25**	**9,912**	**8,103**	**46**	**0.33**	**15**
Free State										
Basal	3,276	2,671	44	0.33	14	3,664	3,304	33	0.36	12
Leader	1,923	1,509	73	0.11	8	2,844	2,119	66	0.15	10
A Reef	1,871	1,765	44	0.08	4	2,429	1,988	35	0.11	4
Middle	692	459	50	0.56	28	463	387	91	0.32	29
B Reef	1,258	1,237	30	0.60	18	1,300	1,588	32	0.56	18
All Reefs	**9,020**	**7,641**	**48**	**0.25**	**12**	**10,700**	**9,386**	**43**	**0.27**	**11**
Evander										
Kimberley Reef	**6,634**	**6,132**	**32**	**0.31**	**10**	**5,446**	**5,492**	**24**	**0.37**	**9**
Elandskraal										
VCR Reef	**1,297**	**1,293**	**35**	**0.47**	**16**	**489**	**381**	**47**	**0.30**	**14**
Orkney										
Vaal Reef	299	223	44	0.59	26	154	0	0	0.00	0
VCR	0	0	0	0.00	0	0	0	0	0.00	0
All Reefs	**299**	**223**	**44**	**0.59**	**26**	**154**	**0**	**0**	**0.00**	**0**
Target										
Elsburg	**2,385**	**1,683**	**83**	**0.20**	**17**	**1,148**	**1,109**	**142**	**0.24**	**35**
Freegold JV										
Basal	3,193	3,205	17	0.96	16	3,837	3,688	20	0.74	15
Beatrix	853	807	55	0.27	15	991	955	46	0.34	16
Leader	0	0	0	0.00	0	0	0	0	0.00	0
B Reef	0	0	0	0.00	0	0	0	0	0.00	0
All Reefs	**4,046**	**4,012**	**24**	**0.67**	**16**	**4,828**	**4,643**	**26**	**0.58**	**15**

CONTACT DETAILS

Harmony Gold Mining Company Limited

Corporate Office

Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa

First Floor
4 The High Street
Melrose Arch, 2196
Johannesburg
South Africa
Telephone: +27 11 684 0140
Fax: +27 11 684 0188

Website: http://www.harmony.co.za

Directors

P T Motsepe (Chairman)*
Z B Swanepoel (Chief Executive)
F Abbott*, J A Chissano*[†], F Dippenaar, V N Fakude*
T S A Grobicki, Dr D S Lushaba*, R P Menell*
M Motloba*, N V Qangule, C M L Savage*
(*non-executive) ([†]Mozambique)

Investor Relations

Ferdi Dippenaar
Director: Corporate Affairs
Telephone: +27 11 684 0140
Fax: +27 11 684 0188
Cell: +27 (0) 82 807 3684
E-mail: ferdi.dippenaar@harmony.co.za

Vusi Magadana
Investor Relations Officer
Telephone: +27 11 684 0149
Fax: +27 11 684 0188
Cell: +27 (0) 72 157 5986
E-mail: vusi.magadana@harmony.co.za

Marian van der Walt
Company Secretary
Telephone: +27 11 411 2037
Fax: +27 11 411 2398
Cell: +27 (0) 82 888 1242
E-mail: mvanderwalt@harmony.co.za

South African Share Transfer Secretaries

Ultra Registrars (Pty) Ltd
PO Box 4844
Johannesburg, 2000
Telephone: +27 11 832 2652
Fax: +27 11 834 4398

United Kingdom Registrars

Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
Telephone: +44 870 162 3100
Fax: +44 208 639 2342

ADR Depositary

The Bank of New York
101 Barclay Street
New York, NY 10286
United States of America
Telephone: +1888-BNY ADRS
Fax: +1 212 571 3050

Trading Symbols

JSE Limited	HAR
New York Stock Exchange, Inc.	HMY
London Stock Exchange plc	HRM
Euronext Paris	HG
Euronext Brussels	HMY
Berlin Stock Exchange	HAM1

Registration number 1950/038232/06

Incorporated in the Republic of South Africa

ISIN: ZAE000015228

NOTES

NOTES

NOTES

PRINTED BY INCE (PTY) LTD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: 02 November, 2005


Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Chief Financial Officer
